Exhibit 12.1

TELEFLEX, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Nine Months Ended		Year Ended December 31,
	September 30, 2012	September 25, 2011	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before taxes before adjustment for income or loss from equity investees	$(209,435)	$100,653	$145,100	$104,590	$159,824	$81,914	$19,107
Amortization of capitalized interest	—	—	—	—	9	35	35
Distributed income of equity investees	—	—	—	—	—	310	134
Non-controlling interest income	(701)	(770)	(1,021)	(861)	(632)	(441)	(127)

	$(210,136)	$99,883	$144,079	$103,729	$159,201	$81,818	$19,149

Fixed charges:
Interest expense	$44,205	$41,044	$57,010	$72,281	$83,952	$116,317	$67,930
Amortization of debt expense	10,739	10,064	13,526	7,750	5,511	5,330	6,946
Interest factor in rents	5,743	7,403	9,977	10,477	11,624	12,134	13,393

Total fixed charges	60,687	58,511	80,513	90,508	101,087	133,781	88,269

Earnings and fixed charges	$(149,449)	$158,394	$224,592	$194,237	$260,288	$215,599	$107,418

Ratio of earnings to fixed charges	(2.5)	2.7	2.8	2.1	2.6	1.6	1.2